Exhibit 99.6

September 1, 2015

Via Email

Dave Kille

4213 Sir Andrew Circle

Doylestown, PA 18902

davekille1@gmail.com

Dear Dave:

Congratulations! Safeguard Scientifics, Inc. is pleased to offer you a position as Corporate Controller on our Finance/Accounting team, on the terms and subject to the conditions set forth in this letter.  It would be intended that you would assume this position on or before October 5, 2015 (the “Commencement Date”). This offer will remain open until the close of business on September 9, 2015.

Salary and Bonus. The annual base salary associated with this position is $175,000. As a matter of maintaining competitive employment terms, salaries are reviewed annually against internal and external peer groups, and individual performance, and, if appropriate, adjusted upwards.

You will also be eligible to participate in the Safeguard annual management incentive program (MIP), at a target annual incentive payment of $52,500 (which is approx 30% of your initial base salary). Your MIP target bonus for 2015 will be prorated based upon your actual Commencement Date. Actual payments under the MIP are determined annually by the Compensation Committee of our Board of Directors after our year-end audited results are available. Your actual individual incentive payment amount will be determined based upon your achievement of individual performance objectives and by the overall performance of Safeguard.

Option Grant. Subject to required approval, you will be granted options to acquire 10,000 shares of Safeguard common stock under Safeguard’s equity plans. The options will be granted on the quarterly grant date established by our Compensation Committee next following your start date (the “Grant Date”). Your initial option grant will vest on a “time” basis (the “time-based” options): 25% will vest on the first anniversary of the Grant Date and the remaining 75% will vest in equal monthly installments during the three-year period commencing on the first anniversary of the Grant Date, assuming your continued employment as of those dates. The options will have an exercise price equal to the mean of the high and low sales prices of Safeguard common stock on the Grant Date and will expire on the eighth anniversary of the Grant Date (subject to earlier termination in accordance with the option plan). In general, except as otherwise provided in this Agreement or in the option agreement, your unvested stock options will be forfeited if you do not continue in active service to the Company through the applicable vesting date. You will be eligible for additional grants from time to time as the compensation committee approves additional grants.

Fringe Benefits. You will also be eligible to participate in Safeguard’s health, dental, vision, disability, 401(k), and other benefit plans generally available to Safeguard employees from time to time. And, you will be entitled to accrue vacation at the annual rate of three weeks of vacation per calendar year. The first year’s vacation will be pro-rated based on your commencement date.

Terms of Employment, Agreements. You will be an employee-at-will and subject to the arrangements described in Safeguard’s employee handbook as modified from time to time. In addition, this offer is subject to your agreement to comply with various covenants designed to protect Safeguard’s confidential information and employee and customer relationships. These provisions are contained in a Confidentiality & Intellectual Property Assignment Agreement, a copy of which is attached. We will need to receive a signed copy of the agreement prior to your start date. This offer is contingent upon the results of a background check and immigration/citizenship status verification. Please complete and return the Investigation Authorization, Waiver & Release form which explains the purpose and the nature of this background check.

I trust you will enjoy the challenges and opportunities of working in a dynamic environment, and look forward to a mutually rewarding association.  If these terms are agreeable, please signify your acceptance below and return one copy to me along with the executed Confidentiality & Intellectual Property Assignment Agreement and background check forms. If there are any other questions, please do not hesitate to contact me.

Once again, congratulations and I look forward to working with you.

Sincerely,

/s/ Brian J. Sisko

Brian J. Sisko

Executive Vice President and Managing Director

Attachments

Agreed and accepted:	/s/ Dave Kille	9/1/15
	Name	Date

Confidentiality & Intellectual Property Assignment Agreement

In consideration and as a condition of my employment by the Company, I hereby agree with the Company as follows:

1.        Definitions. The term “Company” shall include Safeguard Scientifics, Inc., its subsidiaries and affiliates. The Company shall have the right to assign this Agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns. The term “Partner Company” shall mean any person or entity with which, at the time of determination, the Company has made, or is actively considering making, (i) an equity or debt financing, issuance, purchase, exchange or transfer arrangement, (ii) an acquisition, sale, exchange or transfer of any material assets, or (iii) a strategic alliance or exclusive license of intellectual property (each of the foregoing, a “Safeguard Transaction”).

2.       Confidentiality and Non-Disclosure. I will not at any time, whether during or after the termination of my employment, reveal to any person or entity any of the trade secrets or confidential information of the Company or of any third party which the Company is under an obligation to keep confidential (including but not limited to trade secrets or confidential information respecting inventions, products, designs, methods, know-how, techniques, systems, processes, software programs, works of authorship, customer lists, databases, projects, plans, proposals, financial information, financing arrangements, sales terms and business methods), except as may be required in the ordinary course of performing my duties as an employee of the Company, and I shall keep secret all matters entrusted to me and shall not use or attempt to use any such information in any manner which may injure or cause loss or may be calculated to injure or cause loss whether directly or indirectly to the Company.

The above restrictions shall not apply to information that I can demonstrate by competent evidence: (i) was or comes into the public domain through no fault of my own; (ii) was received from a third party outside of the Company without a breach of any confidentiality obligation; (iii) was approved for release by written authorization of the Company; or (iv) may be required by law or an order of any court, agency or proceeding to be disclosed; provided, I shall provide the Company notice of any such required disclosure once I have knowledge of it and will help the Company to the extent reasonable to obtain an appropriate protective order.

Further, I agree that during my employment I shall not take, use or permit to be used any notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials of any nature relating to any matter within the scope of the business of the Company or a Partner Company or concerning any of its dealings or affairs otherwise than for the benefit of the Company or as applicable, a Partner Company. I further agree that I shall not, after the termination of my employment, use or permit to be used any such notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials, it being agreed that all of the foregoing shall be and remain the sole and exclusive property of the Company and that immediately upon the termination of my employment I shall deliver all of the foregoing, and all copies thereof, to the Company’s Legal Department at the Company’s main office.

3.       Ownership of Inventions and Ideas. I acknowledge that the Company shall be the sole owner of all the results and proceeds of my service hereunder, including but not limited to, all patents, patent applications, patent rights, formulas, models, data, algorithms, copyrights, inventions, developments, discoveries, other improvements, data, documentation, drawings, charts, and other written, audio and/or visual materials relating to equipment, methods, products, processes, or programs in connection with or useful to the business of the Company or a Partner Company (collectively, the “Developments”) which I, by myself or in conjunction with any other person, may conceive, make, acquire, acquire knowledge of, develop or create during the term of my employment hereunder, free and clear of any claims by me (or any successor or assignee of mine) of any kind or character whatsoever other than my right to the salary I receive from time to time from the Company. I acknowledge that all copyrightable Developments shall be considered works made for hire under the Federal Copyright Act. I hereby assign and transfer my right, title and interest in and to all such Developments, and agree that I shall, at the request of the Company, execute or cooperate with the Company in any patent applications, execute such assignments, certificates or other instruments, and do any and all other acts, as the Company from time to time reasonably deems necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend the Company's right, title and interest in or to any such Developments.

4.       Non-Solicitation. While I am employed at the Company and for a period of one year after termination of my employment (for any reason, whether voluntary or involuntarily), I agree that I will not:

(i)       directly or indirectly solicit, entice or induce any Partner Company or prospective Partner Company with which the Company was having discussions at any time within the preceding six months to (a) commence or participate in discussions or activities regarding, or to enter into, a Safeguard Transaction with any other person or entity, (b) cease or diminish any such discussions or activities with the Company or any Partner Company or (c) otherwise cease or diminish its business with the Company, and I shall not approach any such person or entity for such purpose or authorize or knowingly approve the taking of such actions by any other person or entity; or

(ii)       directly or indirectly (a) solicit, recruit or hire any employee or partner of the Company or any Partner Company to work for a person or entity other than the Company or the respective Partner Company, or (b) engage in any activity that would cause any employee or partner of the Company or any Partner Company to violate any duty to or agreement with the Company or a Partner Company.

5.       Prior Restrictive Covenants. I represent that I have delivered to the Company’s General Counsel copies of any agreements or arrangements which may restrict or prohibit the performance by me of any of my duties or responsibilities. I agree that I shall comply with any such agreements or arrangements and shall consult with the General Counsel of the Company in the event that I believe that such compliance in any way is a constraint to the aggressive performance of my duties or responsibilities. Without limiting the generality of the foregoing, I agree that I will not bring to any Company or Partner Company facility any information or materials with me which are subject to confidentiality obligations owed to my prior employers or others, nor shall I use any such confidential information or materials in performing my duties for the Company or any Partner Company. I acknowledge that my breach of this Section 5 would materially harm the Company, and that in such event the Company may terminate me for cause.

6.       Reasonable Restrictions. I agree that any breach of this Agreement by me will cause irreparable damage to the Company and that in the event of such breach the Company shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of my obligations hereunder. I hereby acknowledge that the types and periods of restriction imposed in the provisions of this Agreement are fair and reasonable and are reasonably required for the protection of the Company and the goodwill associated with the business of the Company. I represent that my experience and capabilities are such that the restrictions contained herein will not prevent me from obtaining employment or otherwise earning a living at the same general economic benefit as reasonably required by me. I further agree that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity or subject so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting and reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

7.       Resignation as Director and Officer. Upon termination of employment with the Company, I shall resign from all board and officer positions I hold with the Company and all Partner Companies (and all affiliates and subsidiaries of Partner Companies). In this regard, I agree upon the Company’s request from time to time to sign and deliver to the Company resignation letters acceptable to the Company.

8.       Withholding. I acknowledge and agree that the Company is entitled to withhold applicable taxes and other legally required deductions from all payments and other benefits and obligations of the Company to me.

9.       General. I understand that this Agreement does not create an obligation on the Company or any other person or entity to continue my employment or to exploit any Development. Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof. No term or condition set forth in this letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by me and an authorized executive officer of the Company. My obligations under this Agreement shall survive the termination of my employment regardless of the manner of such termination and shall be binding upon my heirs, executors, administrators and legal representatives. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. Any controversy or claim arising out of or relating to this agreement, or the breach thereof, will be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, using one arbitrator, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. In any suit, action or procedure by either party to enforce any provisions of this Agreement, the prevailing party shall be entitled to recover reasonable costs, expenses and attorney's fees from the other party.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as a sealed document as of this 1 day of September, 2015.

/s/ Dave Kille
Signature

Dave Kille
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